NEWS RELEASE

Alderon Appoints Former Newfoundland and Labrador Premier Danny Williams and Bay Street Lawyer John Vettese to the Board of Directors

March 28, 2012	(TSX: ADV) (NYSE AMEX: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE AMEX: AXX) (“Alderon”) is pleased to announce the appointment of Mr. Danny Williams, QC, former Premier of Newfoundland and Labrador and Mr. John Vettese, LLB to the Board of Directors of Alderon, effective March 28, 2012.

Mr. Williams served as the Premier of Newfoundland and Labrador from October 2003 until November 2010, retiring from the position at a time when his government had an approval rating of over 80%.  In addition to his distinguished public service career, Mr. Williams has also been deeply involved in private sector business development in the province.  From 1975, he guided Cable Atlantic through acquisitions of systems in Gander, Grand Falls-Windsor, Corner Brook, Port aux Basques and other centers, to become one of the largest communications companies in Atlantic Canada.  He has also been involved in Newfoundland and Labrador’s oil and gas industry as president of offshore oil and gas supply and services company OIS Fisher (later Spectrol), and in the hospitality and tourism industry through the operation of three golf courses and one hotel resort.

Mr. Williams studied political science and economics at Memorial University of Newfoundland.  Awarded the Rhodes Scholarship in 1969, he received a degree in Arts in Law from Oxford University in England, and returned to Canada to earn a Bachelor of Law degree from Dalhousie University in Halifax.  He practiced law in Newfoundland and Labrador beginning in 1972 and was appointed Queen’s Counsel in 1984. In 2011, he received a Honourary Doctorate from the University of PEI.

Mr. Vettese is a corporate finance and M&A lawyer and is the Deputy Managing Partner of Cassels Brock & Blackwell LLP.  He is also a member of the firm’s Executive Committee.  He has acted and continues to act as lead counsel for several companies in the mining sector.  Mr. Vettese had previously acted as lead counsel to Consolidated Thompson Iron Mines Ltd.  He has consistently been recognized as one of the Best Lawyers in Canada in the area of Natural Resource Law.

“I am extremely pleased to be adding two individuals with Danny and John’s expertise to the Board at such a critical time in Alderon’s development,” says Mark Morabito, Executive Chairman of Alderon.  “These gentlemen will be incredible resources for Alderon as we continue to move our Kami project towards production.”

Stepping aside from the Board at this time will be Mr. Brad Boland.  Mr. Boland was one of Alderon’s founding directors and has made valuable contributions to Alderon’s development since inception. The Board of Directors would like to thank Mr. Boland for his exemplary service over the past two and half years.

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-934-4640	F: 709-576-7541
E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 x232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to production at the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.